                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5) *


                            Bancinsurance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05945K-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05945K-10-2                         13G

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Certain members of the Milton O. Lustnauer, Sr. family are filing this Amendment No. 5 to Schedule 13G as a group. The members of the group are Milton
O. Lustnauer, Sr. and Milton O. Lustnauer, Jr.


2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                (a)  X
                                                                                    ---

                                                                                (b) ___
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER
               119,608 (See Item 4 below for number of shares beneficially owned by each member of group)

6.      SHARED VOTING POWER
               -0-

7.      SOLE DISPOSITIVE POWER
               119,608 (See Item 4 below for number of shares beneficially owned by each member of group)

8.      SHARED DISPOSITIVE POWER
               -0-

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               119,608 (See Item 4 below for number of shares beneficially owned by each member of group)

10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                Page 2 of 7 Pages

               2.4% (See Item 4 below for percent of class owned by each member of group)

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN

Item 1(a).  Name of Issuer.

               Bancinsurance Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

               250 East Broad Street, 10th Floor
               Columbus, Ohio 43215

Item 2(a).  Name of Person Filing.

               Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Milton O. Lustnauer, Sr. family are filing this Amendment No. 5 to Schedule 13G as a group.

               The individual members of the group on behalf of whom this Amendment No. 5 to Schedule 13G is being filed consist of:

Milton O. Lustnauer, Sr., individually and as settlor of the Milton O. Lustnauer Living Trust

Milton O. Lustnauer, Jr., as trustee of the Milton O. Lustnauer Living Trust

Item 2(b).  Address of Principal Business Office or, if None, Residence.

               c/o Milton O. Lustnauer, Sr.
               250 East Broad Street, 10th Floor
               Columbus, Ohio 43215

Item 2(c).  Citizenship.

               United States

Item 2(d).  Title of Class of Securities.

               Common Shares, without par value

Item 2(e).  CUSIP Number.

               05945K-10-2


                                Page 3 of 7 Pages

Item 3.

               Not Applicable

Item 4.  Ownership.

               (a) Amount beneficially owned: 119,608 Common Shares as of December 31, 2002 (1)

               (b)    Percent of class: 2.4% as of December 31, 2002 (1)

               (c)    Number of Common Shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote:

                             119,608 as of December 31, 2002 (1)

                      (ii)   Shared power to vote or to direct the vote:

                             None

                      (iii) Sole power to dispose or to direct the disposition of:

                             119,608 as of December 31, 2002 (1)

                      (iv) Shared power to dispose or to direct the disposition of:

                             None

--------------------

               (1) The following information is provided as of December 31, 2002. Milton O. Lustnauer, Jr. is the trustee of the Milton O. Lustnauer Living Trust, which trust holds 61,278 Common Shares (1.2%) and is for the benefit of the children of Milton O. Lustnauer, Sr. who is the settlor of such trust and has the authority to revoke the trust. As trustee, Milton O. Lustnauer, Jr. is empowered to exercise all rights with regard to such Common Shares, revoke the trust and amend the trust. Milton O. Lustnauer, Sr. also owns of record and beneficially 58,330 Common Shares (1.2%).

               Each of the undersigned disclaims beneficial ownership of Common Shares owned by the other undersigned, and this filing shall not be an admission that either of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of the other undersigned.

                                Page 4 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company or Control Person.

               Not Applicable

Item 8.  Identification and Classification of Members of the Group.

               In lieu of a separate exhibit, please see Item 2(a).

Item 9.  Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certifications.

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 7 Pages

                                    Signature

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  January 27, 2003


/s/ Milton O. Lustnauer, Sr.
------------------------------------
Milton O. Lustnauer, Sr.,
individually and as settlor of the Milton O. Lustnauer Living Trust



/s/ Milton O. Lustnauer, Jr.
------------------------------------
Milton O. Lustnauer, Jr.,
as trustee of the Milton O. Lustnauer Living Trust




               * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 5 to the Schedule 13G filed on January 7, 1998 (as amended by Amendment No. 1 filed on January 18, 1999, Amendment No. 2 filed on January 14, 2000, Amendment No. 3 filed on February 9, 2001 and Amendment No. 4 filed on January 31, 2002) with the Securities and Exchange Commission on behalf of Milton O. Lustnauer, Sr. is filed pursuant to an agreement between the above-listed parties, which is attached hereto as EXHIBIT A.



                                Page 6 of 7 Pages

                                    EXHIBIT A


               Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 5 to Schedule 13G, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  January 27, 2003


/s/ Milton O. Lustnauer, Sr.
------------------------------------
Milton O. Lustnauer, Sr.,
individually and as settlor of the Milton O. Lustnauer Living Trust



/s/ Milton O. Lustnauer, Jr.
------------------------------------
Milton O. Lustnauer, Jr.,
as trustee of the Milton O. Lustnauer Living Trust


                                Page 7 of 7 Pages